WSGR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

8911 Capital of Texas Highway North
Westech 360, Suite 3350
Austin, TX 78759-8497
PHONE 512.338.5400
FAX 512.338.5499
www.wsgr.com

August 2, 2006

Office of International Corpor[redacted]
Division of Corporation Finan
Securities and Exchange Comı
100 F Street, N.E.
Washington, D.C. 20549

Re: CSR plc – Rule 12g3-2(b) Information

Ladies and Gentlemen:

On behalf of CSR plc, a public limited company incorporated under the laws of England and Wales (the "Company"), we are submitting the attached documents in connection with the Company's exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), from the registration requirements of Section 12(g) of the Exchange Act. The Company's Commission file number as indicated on each of the attached documents is 82-34982. Attached as Annex A hereto is a list of the documents which are being provided herewith.

All of the information and documents being provided herewith are provided on behalf of the Company under Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits and protections of the U.S. legal system.

Would you please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning it to the undersigned in the envelope provided.

If you have any questions regarding the foregoing, please contact the undersigned at 512-338-5439.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

J. Robert Suffoletta

JRS/jar
Enclosures
cc Brett Gladden, CSR plc

C:\NrPortbl\PALIB2\JRI\3522238_1.DOC

ANNEX A

1. Chronological list of Announcements and Filings

The following is a list of all announcements and filings of a regulatory nature, i.e., as prescribed by the rules of the markets on which the securities are admitted to trading.

This includes all announcements and filings made under the rules of the ISE and the UKLA. This also includes all Companies Registration Office ("CRO") filings during the period, which are listed separately from the market filings.

ISE/UKLA Filings From April 1, 2006 through June 30, 2006

Date	Filing
30/03/2006	REG-CSR PLC Holding(s) in Company
03/04/2006	REG-CSR PLC Holding(s) in Company
04/04/2006	REG-CSR PLC Holding(s) in Company
04/04/2006	REG-CSR PLC Annual Report and Accounts
05/04/2006	REG-CSR PLC Annual Information Update
10/04/2006	REG-CSR PLC Holding(s) in Company
10/04/2006	REG-CSR PLC Holding(s) in Company
13/04/2006	REG-CSR PLC Notice of Q1 Results
20/04/2006	REG-CSR PLC Holding(s) in Company
24/04/2006	REG-CSR PLC Holding(s) in Company
24/04/2006	REG-CSR PLC Holding(s) in Company
02/05/2006	REG-CSR PLC 1st Quarter Results
02/05/2006	REG-CSR PLC Annual General Meeting
03/05/2006	REG-CSR PLC Director/PDMR Shareholding
04/05/2006	REG-CSR PLC Director/PDMR Shareholding
09/05/2006	REG-CSR PLC Director/PDMR Shareholding
15/05/2006	REG-CSR PLC Director/PDMR Shareholding
26/05/2006	REG-CSR PLC Director/PDMR Shareholding
02/06/2006	REG-CSR PLC Award of Shares and Options
06/06/2006	REG-CSR PLC Holding(s) in Company
12/06/2006	REG-CSR PLC Holding(s) in Company

14/06/2006	REG-CSR PLC Holding(s) in Company
16/06/2006	REG-CSR PLC Holding(s) in Company
22/06/2006	REG-CSR PLC Holding(s) in Company
27/06/2006	REG-CSR PLC Holding(s) in Company
28/06/2006	REG-CSR PLC Q2 Results: Announcement Date

Documents filed with the Registrar of Companies: April 1 2006 to June 30 2006

Document	Date
Form 88(2) Return of Allotment of Shares	26 June 2006
Form 88(2) Return of Allotment of Shares	16 June 2006
Form 88(2) Return of Allotment of Shares	15 June 2006
Form 88(2) Return of Allotment of Shares	12 June 2006
Form 88(2) Return of Allotment of Shares	12 June 2006
Form 88(2) Return of Allotment of Shares	12 June 2006
Form 88(2) Return of Allotment of Shares	9 June 2006
Form 88(2) Return of Allotment of Shares	7 June 2006
Form 88(2) Return of Allotment of Shares	7 June 2006
Form 88(2) Return of Allotment of Shares	7 June 2006
Form 88(2) Return of Allotment of Shares	31 May 2006
Form 88(2) Return of Allotment of Shares	23 May 2006
Form 88(2) Return of Allotment of Shares	23 May 2006
Form 88(2) Return of Allotment of Shares	23 May 2006
Form 88(2) Return of Allotment of Shares	22 May 2006
Form 88(2) Return of Allotment of Shares	19 May 2006
Form 88(2) Return of Allotment of Shares	19 May 2006
Form 88(2) Return of Allotment of Shares	19 May 2006
Form 88(2) Return of Allotment of Shares	19 May 2006
Form 88(2) Return of Allotment of Shares	15 May 2006
Form 88(2) Return of Allotment of Shares	15 May 2006
Form 88(2) Return of Allotment of Shares	15 May 2006
Form 88(2) Return of Allotment of Shares	8 May 2006

Form 88(2) Return of Allotment of Shares	8 May 2006
Form 88(2) Return of Allotment of Shares	8 May 2006
Form 88(2) Return of Allotment of Shares	4 May 2006
Form 88(2) Return of Allotment of Shares	4 May 2006
Form 88(2) Return of Allotment of Shares	28 April 2006
Form 88(2) Return of Allotment of Shares	28 April 2006
Form 88(2) Return of Allotment of Shares	26 April 2006
Form 288c Change in Particulars for director	24 April 2006
Form 88(2) Return of Allotment of Shares	24 April 2006
Form 88(2) Return of Allotment of Shares	24 April 2006
Form 88(2) Return of Allotment of Shares	21 April 2006
Form 88(2) Return of Allotment of Shares	20 April 2006
363s Annual Return	19 April 2006
Form 88(2) Return of Allotment of Shares	19 April 2006

Annual Report and Financial Statements for the fifty two weeks ended 30 December 2005

TP062080035

RNS story

REG-CSR PLC Holding(s) in Company Released: 30/03/2006

RNS Number:7006A
CSR PLC
30 March 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL)
(including direct and indirect subsidiaries)
and FMR Corp (including direct and indirect subsidiaries)
both being non-beneficial holders

17,944,861 ordinary shares (13.97%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLWUUACWUPQGAU

RNS story

REG-CSR PLC Holding(s) in Company Released: 04/04/2006

RNS Number:9113A
CSR PLC
03 April 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from Morgan Stanley Securities Limited for itself and on behalf of direct and indirect holding companies of MSSL pursuant to Section 198 of the Companies Act 1985.

They have advised that following the disposal on 30 March 2006 of an interest in shares held by them, they no longer have a notifiable interest in the Company's shares.

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUUUCUCUPQGBW

RNS story

REG-CSR PLC Holding(s) in Company Released: 04/04/2006

RNS Number:9576A
CSR PLC
04 April 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL)
(including direct and indirect subsidiaries)
and FMR Corp (including direct and indirect subsidiaries)
both being non-beneficial holders

18,140,507 ordinary shares (14.08%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUUUWUCUPQGCC

RNS story

REG-CSR PLC Annual Report and Accounts Released: 04/04/2006

RNS Number:9832A
CSR PLC
04 April 2006

CSR plc
Release of Annual Report
for the period ending 30 December 2005

CSR plc has mailed to shareholders its annual report and financial statements for the period ended 30 December 2005, together with the Notice of Annual General Meeting to be held on Tuesday 2 May 2006 at Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 OWZ.

A copy of the annual report, the Notice of Annual General Meeting and the Form of Proxy has been submitted to the UK Listing Authority and is available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. (0)20 7066 1000

END
ACSSSIFMLSMSEDL

RNS story

REG-CSR PLC Annual Information Update Released: 05/04/2006

RNS Number:0035B
CSR PLC
05 April 2006

ANNUAL INFORMATION UPDATE (AIU)
FOR CSR PLC

In compliance with

Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005
(S.I. No. 324 of 2005)

5 April 2006

1. Introduction

CSR plc published its Annual Report on the 4 April 2006 and is therefore submitting its AIU to the Exchange as required under Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No 324 of 2005). We are publishing the AIU via an RIS today and making it available in the Investor Section of our website, www.csr.com

2. Chronological list of Announcements and Filings

The following is a list of all announcements and filings of a regulatory nature, i.e., as prescribed by the rules of the markets on which the securities are admitted to trading in the previous 12 months together with the date of the release.

This includes all announcements and filings made under the rules of the ISE and the UKLA. This also includes all Companies Registration Office ("CRO") filings during the period, which are listed separately from the market filings.

ISE/UKLA Filings

Date	Filing
04/04/2006	REG-CSR PLC Release of the Annual Report and Financial Statements
04/04/2006	REG-CSR PLC Holding(s) in Company
04/04/2006	REG-CSR PLC Holding(s) in Company
30/03/2006	REG-CSR PLC Holding(s) in Company
24/03/2006	REG-CSR PLC Holding(s) in Company
23/03/2006	REG-CSR PLC Director/PDMR Shareholding
22/03/2006	REG-CSR PLC Holding(s) in Company
21/03/2006	REG-CSR PLC Holding(s) in Company
21/03/2006	REG-CSR PLC Holding(s) in Company
08/03/2006	REG-CSR PLC Holding(s) in Company
08/03/2006	REG-CSR PLC Holding(s) in Company
07/03/2006	REG-CSR PLC Holding(s) in Company
07/03/2006	REG-CSR PLC Holding(s) in Company
03/03/2006	REG-CSR PLC Holding(s) in Company
01/03/2006	REG-CSR PLC Holding(s) in Company
01/03/2006	REG-CSR PLC Award of Share Options
28/02/2006	REG-CSR PLC Final Results - Part 2
28/02/2006	REG-CSR PLC Final Results - Part 1
24/02/2006	REG-CSR PLC Holding(s) in Company
24/02/2006	REG-CSR PLC Holding(s) in Company
14/02/2006	REG-CSR PLC Holding(s) in Company
13/02/2006	REG-CSR PLC Holding(s) in Company
09/02/2006	REG-CSR PLC Section 198 Notice
09/02/2006	REG-CSR PLC Holding(s) in Company

20/01/2006	REG-CSR PLC Holding(s) in Company
12/01/2006	REG-CSR PLC Holding(s) in Company
11/01/2006	REG-CSR PLC Holding(s) in Company
04/01/2006	REG-CSR PLC Notice of Results
15/12/2005	REG-CSR PLC Award of Options and Shares
09/12/2005	REG-CSR PLC Holding(s) in Company
06/12/2005	REG-CSR PLC Holding(s) in Company
06/12/2005	REG-CSR PLC Director/PDMR Shareholding
06/12/2005	REG-CSR PLC Holding(s) in Company
06/12/2005	REG-CSR PLC Holding(s) in Company
06/12/2005	REG-CSR PLC Director/PDMR Shareholding
14/11/2005	REG-CSR PLC Analyst and Investor Day
07/11/2005	REG-CSR PLC Director/PDMR Shareholding
04/11/2005	REG-CSR PLC Director/PDMR Shareholding
02/11/2005	REG-CSR PLC 3rd Quarter Results - Part 1
02/11/2005	REG-CSR PLC 3rd Quarter Results - Part 2
02/11/2005	REG-CSR PLC Board Appointment
18/10/2005	REG-CSR PLC Holding(s) in Company
12/10/2005	REG-CSR PLC Holding(s) in Company
12/10/2005	REG-CSR PLC Holding(s) in Company
06/10/2005	REG-CSR PLC Holding(s) in Company
06/10/2005	REG-CSR PLC Holding(s) in Company
26/09/2005	REG-CSR PLC Director/PDMR Shareholding
26/09/2005	REG-CSR PLC CSR Launches BlueCore5
22/09/2005	REG-CSR PLC Holding(s) in Company
22/09/2005	REG-CSR PLC Director/PDMR Shareholding
20/09/2005	REG-CSR PLC Section 198 Notice
16/09/2005	REG-CSR PLC Section 198 Notice
15/09/2005	REG-CSR PLC Trading Update
02/09/2005	REG-CSR PLC Director/PDMR Shareholding
19/08/2005	REG-CSR PLC Acquisition
12/08/2005	REG-CSR PLC Section 198 Notice
05/08/2005	REG-CSR PLC Section 198 Notice
04/08/2005	REG-CSR PLC Section 198 Notice
04/08/2005	REG-CSR PLC Section 198 Notice
02/08/2005	REG-CSR PLC Section 198 Notice
28/07/2005	REG-CSR PLC Acquisition
28/07/2005	REG-CSR PLC Interim Results - Part 1
28/07/2005	REG-CSR PLC Interim Results - Part 2
28/07/2005	REG-CSR PLC Interim Results - Part 3
25/07/2005	REG-CSR PLC Section 198 Notice
25/07/2005	REG-CSR PLC Section 198 Notice
19/07/2005	REG-CSR PLC Section 198 notice
01/07/2005	REG-CSR PLC Board Appointment
01/07/2005	REG-CSR PLC Appointment
30/06/2005	REG-CSR PLC Section 198 Notice
30/06/2005	REG-CSR PLC Section 198 notice
21/06/2005	REG-CSR PLC Section 198 Notice
17/06/2005	REG-CSR PLC Section 198 Notice
15/06/2005	REG-CSR PLC Section 198 Notice
14/06/2005	REG-CSR PLC Section 198 Notice
13/06/2005	REG-CSR PLC Notice of Interim Results
09/06/2005	REG-CSR PLC Further re Directors Dealing
08/06/2005	REG-CSR PLC Section 198 Notice
08/06/2005	REG-CSR PLC Director Shareholding
08/06/2005	REG-CSR PLC Section 198 Notice
24/05/2005	REG-CSR PLC Directors Dealing
24/05/2005	REG-CSR PLC Increase to Q1 Market Share
16/05/2005	REG-CSR PLC Award of Share Options
12/05/2005	REG-CSR PLC Revenue Guidance for Q2 2005
09/05/2005	REG-CSR PLC Director Shareholding
09/05/2005	REG-CSR PLC Section 198 Notice
06/05/2005	REG-CSR PLC Director Shareholding
06/05/2005	REG-CSR PLC Section 198 Notice
04/05/2005	REG-CSR PLC AGM Statement - Replacement
04/05/2005	REG-CSR PLC AGM Statement
04/05/2005	REG-CSR PLC 1st Quarter Results - Part 1
04/05/2005	REG-CSR PLC 1st Quarter Results - Part 2
03/05/2005	REG-CSR PLC Disruption to supply
29/04/2005	REG-CSR PLC Section 198 Notice
22/04/2005	REG-CSR PLC Section 198 Notice
20/04/2005	REG-CSR PLC Section 198 Notice
19/04/2005	REG-CSR PLC Section 198 Notice
18/04/2005	REG-CSR PLC Section 198 Notice
11/04/2005	REG-CSR PLC Date change and Annual Report

06/04/2005 REG-CSR PLC Section 198 Notice
05/04/2005 REG-CSR PLC Notice of Q1 Results
01/04/2005 REG-CSR PLC Section 198 Notice

Companies Registration Office Filings

Date	Filing
24/03/2006	288b
23/03/2006	88(2)R
15/03/2006	88(2)R
14/03/2006	88(2)R
09/03/2006	88(2)R
09/03/2006	88(2)R
02/03/2006	88(2)R
14/02/2006	88(2)R
13/02/2006	88(2)R
08/02/2006	88(2)R
07/02/2006	88(2)R
06/02/2006	88(2)R
03/02/2006	88(2)R
03/02/2006	88(2)R
03/02/2006	88(2)R
03/02/2006	88(2)R
03/02/2006	88(2)R
02/02/2006	88(2)R
26/02/2006	88(2)R
25/01/2006	88(2)R
23/01/2006	88(2)R
19/01/2006	288c
19/01/2006	88(2)R
19/01/2006	88(2)R
18/01/2006	88(2)R
18/01/2006	88(2)R
18/01/2006	88(2)R
17/01/2006	88(2)R
12/01/2006	88(2)R
12/01/2006	88(2)R
11/01/2006	88(2)R
05/01/2006	88(2)R
29/12/2005	88(2)R
29/12/2005	88(2)R
23/12/2005	88(2)R
23/12/2005	88(2)R
23/12/2005	88(2)R
23/12/2005	287
22/12/2005	88(2)R
20/12/2005	88(2)R
20/12/2005	88(2)R
20/12/2005	88(2)R
20/12/2005	88(2)R
20/12/2005	88(2)R
20/12/2005	88(2)R
20/12/2005	88(2)R
14/12/2005	88(2)R
12/12/2005	88(2)R
07/12/2005	88(2)R
07/12/2005	88(2)R
07/12/2005	88(2)R
06/12/2005	88(2)R
02/12/2005	88(2)R
02/12/2005	88(2)R
30/11/2005	88(2)R
30/11/2005	88(2)R
30/11/2005	88(2)R
28/11/2005	88(2)R
28/11/2005	88(2)R
24/11/2005	88(2)R
25/11/2005	88(2)R
25/11/2005	88(2)R
21/11/2005	88(2)R
21/11/2005	88(2)R
18/11/2005	88(2)R
16/11/2005	88(2)R

11/11/2005	88(2)R
08/11/2005	88(2)R
08/11/2005	88(2)R
27/10/2005	88(2)R
25/10/2005	88(2)R
24/10/2005	88(2)R
20/10/2005	88(2)R
19/10/2005	88(2)R
19/10/200	88(2)R
17/10/2005	88(2)R
17/10/2005	88(2)R
13/10/2005	88(2)R
12/10/2005	88(2)R
11/10/2005	88(2)R
07/10/2005	88(2)R
07/10/2005	88(2)R
05/10/2005	88(2)R
03/10/2005	288c
30/09/2005	88(2)R
30/09/2005	88(2)R
30/09/2005	88(2)R
30/09/2005	88(2)R
30/09/2005	88(2)R
20/09/2005	88(2)R
20/09/2005	88(2)R
20/09/2005	88(2)R
20/09/2005	88(2)R
08/09/2005	88(2)R
08/09/2005	88(2)R
08/09/2005	88(2)R
26/08/2005	88(2)R
25/08/2005	88(2)R
25/08/2005	88(2)R
24/08/2005	88(2)R
24/08/2005	88(2)R
15/08/2005	88(2)R
15/08/2005	88(2)R
12/08/2005	88(2)R
10/08/2005	88(2)R
10/08/2005	88(2)R
09/08/2005	88(2)R
09/08/2005	88(2)R
09/08/2005	88(2)R
09/08/2005	88(2)R
09/08/2005	88(2)R
09/08/2005	88(2)R
04/08/2005	88(2)R
03/08/2005	88(2)R
03/08/2005	88(2)R
02/08/2005	88(2)R
02/08/2005	88(2)R
26/07/2005	88(2)R
21/07/2005	88(2)R
21/07/2005	88(2)R
21/07/2005	88(2)R
20/07/2005	88(2)R
20/07/2005	88(2)R
20/07/2005	88(2)R
20/07/2005	88(2)R
20/07/2005	88(2)R
20/07/2005	88(2)R
20/07/2005	88(2)R
20/07/2005	88(2)R
15/07/2005	288a
29/06/2005	88(2)R
29/06/2005	88(2)R
22/06/2005	88(2)R
22/06/2005	88(2)R
22/06/2005	88(2)R
20/06/2005	88(2)R
15/06/2005	88(2)R
15/06/2005	88(2)R
15/06/2005	88(2)R
10/06/2005	88(2)R
10/06/2005	88(2)R

06/06/2005	88(2)R
01/06/2005	88(2)R
01/06/2005	88(2)R
26/05/2005	88(2)R
24/05/2005	88(2)R
24/05/2005	88(2)R
24/05/2005	88(2)R
12/05/2005	AA
15/04/2005	88(2)R
14/04/2005	88(2)R
11/04/2005	288b
08/04/2005	363s
08/04/2005	88(2)R
08/04/2005	88(2)R
06/04/2005	88(2)R
04/04/2005	88(2)R
04/04/2005	88(2)R
04/04/2005	88(2)R

3. Availability of the full text of the announcements/filings

All announcements prescribed by and released pursuant to the Listing Rules of the UK Listing Authority will be available on the ISE website. Copies of any filings made with the CRO will be available from the CRO.

4. Accuracy of the information

The information referred to in this update was up to date at the time the information was published but some information may now be out of date.

This information is provided by RNS
The company news service from the London Stock Exchange

END
AIUAKQKPFBKDBQK

RNS story

REG-CSR PLC Holding(s) in Company Released: 10/04/2006

RNS Number:2879B
CSR PLC
10 April 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Morgan Stanley Securities Limited ('MSSL')
4,250,411 ordinary shares (3.30%)
which holding includes 4,250,411 ordinary shares
which have been transferred to a third party on terms giving MSSL the
right to require the return of an equivalent number of shares

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLGUUCUCUPQGPU

RNS story

REG-CSR PLC Holding(s) in Company Released: 10/04/2006

RNS Number:3044B
CSR PLC
10 April 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985.

The registered shareholder, Deutsche Bank AG and its subsidiaries, has advised that following a disposal of shares it no longer has a notifiable interest in the Company's shares.

END
HOLGUUUCCUPQGCU

RNS story

REG-CSR PLC Notice of Q1 Results Released: 13/04/2006

RNS Number:4818B
CSR PLC
13 April 2006

13 April 2006

CSR plc
Notice of Q1 Results

CSR announces that it will release its Q1 results on Tuesday 2nd May 2006.

Enquiries:

CSR
Paul Goodridge/Andrew Farmer 01223 692 000

Brunswick
Tom Buchanan/Fiona Laffan 020 7404 5959

END
NORGGGMDLZMGVZM

RNS story

REG-CSR PLC Holding(s) in Company Released: 20/04/2006

RNS Number:7181B
CSR PLC
20 April 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Credit Suisse and its subsidiaries
4,311,251 ordinary shares (3.34%)

Part of this holding includes ordinary shares which have been transferred to a third party on terms giving Credit Suisse or its subsidiaries the right to require the return of an equivalent number of shares under stock lending arrangements

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLPUUBUCUPQUBU

RNS story

REG-CSR PLC Holding(s) in Company Released: 24/04/2006

RNS Number:8806B
CSR PLC
24 April 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Credit Suisse and its subsidiaries.
5,195,371 ordinary shares (4.03%)

Part of this holding includes ordinary shares which have been transferred to a third party on terms giving Credit Suisse or its subsidiaries the right to require the return of an equivalent number of shares under stock lending arrangements.

END
HOLPUUQACUPQGPC

RNS story

REG-CSR PLC Holding(s) in Company Released: 24/04/2006

RNS Number:8812B
CSR PLC
24 April 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from Morgan Stanley Securities Limited for itself and on behalf of direct and indirect holding companies of MSSL pursuant to Section 198 of the Companies Act 1985.

They have advised that following the disposal of an interest in shares held by them, they no longer have a notifiable interest in the Company's shares.

Ends

END
HOLPUUPUCUPQGWC

RNS story

REG-CSR PLC 1st Quarter Results Released: 02/05/2006

RNS Number:2428C
CSR PLC
02 May 2006

For Immediate Release 2 May, 2006

A conference call for analysts and investors will be held at 08.15hrs today. Details of the call can be found below.

CSR PLC
UNAUDITED RESULTS FOR THE QUARTER
ENDED 31 MARCH 2006

GOOD FIRST QUARTER, STRONG OUTLOOK

Financial Highlights

- Revenue: up 103% to $134.9m (Q1 2005: $66.4m).
- Gross margin: up to 47.3% (Q1 2005: 46.6%).
- Operating profit: up 136% to $24.3m (Q1 2005: $10.3m).
- Operating margin: up to 18.0% (Q1 2005: 15.5%).
- Profit before tax: up 137% to $25.8m (Q1 2005: $10.9m).
- Diluted earnings per share: up 134% to $0.138 (Q1 2005: $0.059).
- Operating cash outflow: outflow of $9.0m (Q1 2005: inflow of $4.9m).

Operational Highlights

- Maintained strong Bluetooth design win momentum with 121 wins across all applications
- Total Bluetooth design win market share maintained at over 60%
- Achieved 46% of all mobile phone design wins (Q4 2005: 46%) with 140% more wins than the leading competitor
- Won 84% of design wins for latest version of Bluetooth with enhanced data rate (EDR)

CSR plc (LSE:CSR), the wireless solutions provider and the leader in Bluetooth technology, today announces its unaudited financial results for the quarter ended 31 March 2006.

Commenting, John Scarisbrick, CEO, said:

"I am delighted to have been given the opportunity to lead CSR. The company is in good shape; a superbly talented organisation, at the forefront of its industry with both a world-class committed workforce and a solid blue-chip customer base. I am excited at the opportunity ahead.

CSR has had a good start to the year. Customer orders have accelerated across all applications since the Chinese New Year and we are benefiting from a robust share of Bluetooth design wins.

Bluetooth attach rates in mobile phones continue to increase as the demand for "hands free calling" grows and as mobile phones provide additional services, and we believe the whole Bluetooth market will now grow at between 60% and 70% year-on-year in 2006.

This buoyant marketplace and our increasing visibility of our customers' development programmes make us confident of delivering a strong financial

performance for 2006".

Enquiries:

Paul Goodridge	Andrew Farmer	Fiona Laffan/Tom Buchanan
Finance Director, CSR plc	IR Director, CSR plc	Brunswick
+44 1223 692 000	+44 1223 692 000	+44 207 404 5959

A conference call for analysts and investors will be held at 08.15 am today. To access this call dial +44 (0) 1452 561 263, password: CSR. The call will be available later today for replay on +44 (0) 1452 550 000; Passcode 8317800£. The replay facility will be available for two weeks after the call.

About CSR

CSR is the leading global provider of Bluetooth technology and has developed expertise in other single-chip wireless communication standards such as Wi-Fi (IEEE802.11). CSR offers developed hardware/software solutions for Bluetooth based around BlueCore, a fully integrated 2.4 GHz radio, baseband, microcontroller and software.

CSR has now launched its fifth generation BlueCore suite and is in volume manufacture of its fourth generation BlueCore devices. BlueCore4 supports the Enhanced Data Rate (EDR) standard which was ratified at the end of 2004. BlueCore4 remains the only EDR silicon to be shipping in volume today. In November 2004 CSR launched UniFi, the first single chip 802.11a/b/g embedded solution specifically targeting the mobile phone and consumer electronics markets.

BlueCore features in over 50 per cent of all Bluetooth devices shipped and over 60 per cent of all qualified Bluetooth enabled products and modules listed on the Bluetooth website with industry leaders including Nokia, Dell, Panasonic, Samsung, Sharp, Motorola, IBM, Apple, LG, NEC, Toshiba, RIM and Sony using BlueCore devices in their range of Bluetooth products.

CSR has its headquarters and offices in Cambridge, UK, and offices in Japan, Korea, Taiwan, China, India, France, Denmark, Sweden and both Texas and Detroit in the USA.

More information can be found at www.csr.com.

Financial Review

First Quarter ended 31 March 2006

Revenue

Revenue for Q1 2006 amounted to $134.9 million, representing a 17% decrease from the seasonally strong fourth quarter last year (Q4 2005: $162.9 million), and a 103% increase over Q1 2005 revenue of $66.4 million.

The Q1 2006 revenue reflects the established seasonal impact of lower levels of business, particularly headset business, between Christmas and the Chinese New Year. As a consequence, revenue was concentrated towards the end of the quarter.

Revenue in Q1 2006 was derived predominantly from shipments of integrated circuits (ICs). Royalty revenue resulting from shipments of BlueCore2 ROM parts under manufacturing licence continued to diminish to $0.5 million in the quarter (Q4 2005: $1.1 million).

Revenue shipped to the top five customers in the quarter represented 62% of total revenue (Q4 2005: 53%) with the largest customer representing 27% of total revenue (Q4 2005: 19%).

At the individual product level, ASPs were reduced by around 5% following a planned price reduction during Q1 2006. CSR continues to expect ASPs of individual products to reduce by 15% to 20% annually which is common within the semiconductor industry.

Gross Profit

Gross profit for the quarter was $63.8 million compared to $76.4 million in Q4

2005 and $30.9 million in Q1 2005. Gross margin was 47.3% of revenue, up slightly compared to 46.9% in Q4 2005 (Q1 2005: 46.6%). Gross margins increased slightly quarter on quarter as a result of cost reductions more than offsetting the impact of the 5% product ASP reduction. In the short term, CSR expects gross margins to be above the long term model of 42% to 45%.

Operating Expenses

Operating expenses were $39.5m for Q1 2006 compared to $38.4m in Q4 2005, an increase of 3% (Q1 2005: $20.7m). Research and development (R&D) expenditure was $23.0 million in Q1 2006 compared to $20.4 million in Q4 2005, an increase of 13% (Q1 2005: $10.4 million). The increase was largely due to headcount growth and annual pay rises together with the reallocation of certain support costs which were previously included under SG&A.

Selling, general and administrative (SG&A) expenses were $16.5 million for Q1 2006 compared to $18.0 million in Q4 2005, a decrease of 8% (Q1 2005: $10.3 million). The reduction is largely a result of the non-recurrence of one-off costs in Q4 2005, a lower level of sales commissions in Q1 2006 and the reallocation of certain support costs now included under R&D.

Operating Profit

Operating profit for Q1 2006 was $24.3 million compared to $38.1 million in Q4 2005 and $10.3 million in Q1 2005. Operating margin was 18.0% in Q1 2006 compared to 23.4% in Q4 2005 (Q1 2005: 15.5%).

Earnings and Taxation

Profit before taxation in Q1 2006 was $25.8 million compared to $38.6 million for Q4 2005 and $10.9 million for Q1 2005. The tax charge for the quarter was $7.0 million giving an effective tax rate of 27%.

CSR expects an effective tax rate in the region of 27% for 2006.

Fully diluted earnings per share for Q1 2006 were $0.138 compared to $0.208 for Q4 2005.

Balance Sheet and Cash Flow

The aggregate of cash and cash equivalents and treasury deposits was $111.8 million at 31 March 2006, compared to $124.4 million at 30 December 2005 and $96.1 million at 1 April 2005.

Net cash outflow from operating activities was $9.0 million in Q1 2006 compared to an inflow of $44.0 million in Q4 2005 and an inflow of $4.9 million in Q1 2005. Investment in working capital was $36.4 million in Q1 2006 (Q4 2005: $5.1m inflow) and resulted largely from an increase in receivables of $15.0 million (see below), a decrease in payables and accruals of $20.8 million relating to the timing of wafer receipts from our FAB partner as well as the payment of 2005 employee incentives in Q1 2006.

Accounts receivable increased $15.0 million to $77.5 million at 31 March 2006 from $62.5 million at 30 December 2005 as a result of Q1 revenue being phased towards the end of the quarter. Days sales outstanding (DSO) increased to 47 days at 31 March 2006 compared to 42 days at 30 December 2005 as a result of a higher proportion of revenue shipped to direct customers (as opposed to distributors) who can generally command more favourable credit terms.

Closing inventory was $74.1 million at 31 March 2006 compared to $69.7 million at 30 December 2005 and $32.4 million at 1 April 2005. The increase in inventory from the level at 30 December 2005 is in anticipation of increased customer demand in Q2 2006.

Operating Review

Marketplace

Design activity as listed by the industry continued to be strong in Q1 2006 with 191 end products and modules qualified compared to 158 in Q1 2005. In particular, the number of mobile phone qualifications has continued to increase with 79 product qualifications in Q1 2006, an increase of 14% over Q4 2005.

CSR's visibility of handset customers' plans for 2006 has improved and we now

expect mobile phone attach rates to be between 35% and 40% for the year as a whole. Due to the increase in estimated attach rates, CSR estimates the whole Bluetooth market will now grow at between 60% and 70% year-on-year in 2006 (2005: 317 million unit shipments - source IMS).

CSR's Operational Status and Design Wins

In Q1 2006, CSR won the majority (over 60%) of designs for end products or modules in every Bluetooth market segment, winning 121 new designs of which 49% (Q4 2005: 45%) were in the cellular sector (mobile phones and headsets).

CSR continued its strong design win record in mobile phones winning 36 designs, 21 more wins than our closest competitor. Over 50% of our wins were with top tier phone manufacturers. CSR won designs in 8 Samsung mobile phones and 3 Nokia mobile phones. Other notable design wins included Motorola (2 design wins) and LG (4 design wins).

In the mono headset segment, CSR continued its strong record of design wins with over 80% of available design wins. This included CSR being designed in all 3 qualified Motorola headsets. Other notable wins included 2 designs with Nokia.

CSR's 2005 lead in the stereo headset segment continued with over 70% of available design wins. Notable wins included CSR being designed in a GN Netcom Jabra stereo headset.

In the PC segment, CSR won 75% of all design wins which included 100% of design wins in the laptop segment. Design wins awarded in the laptop segment included Panasonic and Fujitsu Siemens.

In the Automotive segment, CSR won 78% of all design wins. Notable wins included the TomTom Go GPS system.

CSR won 69% of all design wins in the Consumer segment, including a Samsung MP3 player with stereo headset.

In Q1 2006, CSR has won designs for 84% of all EDR (enhanced data rate) Bluetooth end products.

UniFi

Design activity is strong for UniFi as customers layout designs using the industry's first single chip IEEE802.11a,b,g embedded solution. The attractiveness of UniFi's small size, low power, low cost and high performance together with the level of design activity, leads CSR to continue to expect modest revenue from shipments of UniFi in 2006, becoming more significant in 2007.

People

Headcount has increased from 688 at the end of Q4 2005 to 719 at the end of Q1 2006 as a result of continued investment in research, sales, marketing, applications engineering and operations.

Headcount growth is planned to continue in order to drive and support CSR's business growth.

Outlook

CSR estimates that the whole Bluetooth market will now grow at between 60% and 70% year-on-year in 2006. This increase is a result of higher attach rates in mobile phones which CSR now expect will be between 35% and 40%.

CSR has seen an acceleration in customer orders across all applications since the Chinese New Year, which leads the Board to expect revenues for Q2 2006 of between $175m and $185m, 85% to 95% higher than Q2 2005.

This buoyant Bluetooth market and our increasing visibility of our customers' development programmes makes CSR confident of delivering a strong financial performance for 2006.

Forward looking statements

With the exception of historical information, the matters set forth in this news release are forward-looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those implied by the forward-looking statements. These factors include consumer and market acceptance of the Company's products and the products that use the Company's products; decreases in the demand for the Company's products; excess inventory levels at the Company's customers; declines in average selling prices of the Company's products; cancellation of existing orders or the failure to secure new orders; the Company's failure to introduce new products and to implement new technologies on a timely basis; the Company's failure to anticipate changing customer product requirements; fluctuations in manufacturing and assembly and test yields; the Company's failure to deliver products to its customers on a timely basis; disruption in the supply of wafers or assembly or testing services; the timing of significant orders; increased expenses associated with new product introductions, masks, or process changes; the commencement of, or developments with respect to, any future litigation; the cyclicality of the semiconductor industry; and overall economic conditions.

Consolidated income statement

	Q1 2006 Period from 31 December 2005 to 31 March 2006 (unaudited) $'000	Q4 2005 Period from 1 October 2005 to 30 December 2005 (unaudited) $'000	Q1 2005 Period from 1 January 2005 to 1 April 2005 (unaudited) $'000	2005 52 weeks from 1 January 2005 to 30 December 2005 (audited) $'000
Revenue	134,938	162,933	66,360	486,531
Cost of sales	(71,160)	(86,520)	(35,425)	(258,418)
Gross profit	63,778	76,413	30,935	228,113
Research and development	(22,963)	(20,354)	(10,394)	(60,340)
Sales and marketing	(11,532)	(11,244)	(7,372)	(38,696)
Administrative expenses	(4,992)	(6,759)	(2,895)	(17,141)
Operating profit	24,291	38,056	10,274	111,936
Investment income	1,196	1,097	638	3,213
Finance income (costs)	271	(597)	(38)	(783)
Profit before tax	25,758	38,556	10,874	114,366
Tax	(6,954)	(10,522)	(3,001)	(31,210)
Profit for the period	18,804	28,034	7,873	83,156
Earnings per share	$	$	$	$
Basic	0.15	0.22	0.06	0.67
Diluted	0.14	0.21	0.06	0.62

Consolidated statement of changes in shareholders' equity

	Q1 2006 Period from 31 December 2005 to 31 March 2006 (unaudited)	Q4 2005 Period from 1 October 2005 to 30 December 2005 (unaudited)	Q1 2005 Period from 1 January 2005 to 1 April 2005 (unaudited)	2005 52 Weeks from 1 January 2005 to 30 December 2005 (audited)

	$'000	$'000	$'000	$'000
At beginning of period	277,037	220,736	155,485	155,485
Profit for the period	18,804	28,034	7,873	83,156
Issue of share capital	855	1,254	364	3,402
Exchange differences on translation of foreign operations	-	(36)	-	(47)
Share based payments	1,364	1,095	292	2,408
Deferred tax benefit on share option gains	9,198	21,282	-	21,282
Current tax benefit on share option gains	1,465	5,479	-	13,532
Gains (losses) on cash flow hedges	2,102	(1,752)	1,921	(3,828)
Net tax on cash flow hedges in equity	(574)	347	(491)	936
Transferred to (loss) profit on cash flow hedges	(186)	598	(285)	711
At end of period	310,065	277,037	165,159	277,037

Consolidated balance sheet

	31 March 2006 (unaudited) $'000	30 December 2005 (audited) $'000	1 April 2005 (unaudited) $'000
Non-current assets			
Goodwill	52,697	52,697	15,511
Other intangible assets	24,843	25,508	10,459
Property, plant and equipment	23,394	22,541	7,804
Deferred tax asset	26,316	18,137	4,674
	127,250	118,883	38,448
Current assets			
Inventory	74,105	69,672	32,441
Cash flow hedges	-	-	1,921
Trade and other receivables	87,129	75,287	44,913
Treasury deposits	20,000	25,000	20,000
Cash and cash equivalents	91,808	99,386	76,126
	273,042	269,345	175,401
Total assets	400,292	388,228	213,849
Current liabilities			
Trade and other payables	74,923	95,590	40,703
Tax liabilities	5,105	1,932	18
Obligations under finance leases	3,262	3,806	2,431
Cash flow hedges	1,726	3,828	-
Provisions	3,635	4,056	1,692
	88,651	109,212	44,844

Net current assets	184,391	160,133	130,557
Non-current liabilities			
Obligations under finance leases	1,576	1,979	2,354
Long-term provisions	-	-	1,492
	1,576	1,979	3,846
Total liabilities	90,227	111,191	48,690
Net assets	310,065	277,037	165,159
Equity			
Share capital	230	228	218
Share premium account	82,014	81,161	78,133
Capital redemption reserve	950	950	950
Merger reserve	61,574	61,574	61,574
Hedging reserve	(839)	(2,181)	1,145
Share based payment reserve	4,531	3,167	1,051
Retained earnings	161,605	132,138	22,088
Total shareholders' equity	310,065	277,037	165,159

Consolidated cash flow statement

	Q1 2006 Period from 31 December 2005 to 31 March 2006 (unaudited) $'000	Q4 2005 Period from 1 October 2005 to 30 December 2005 (unaudited) $'000	Q1 2005 Period from 1 January 2005 to 1 April 2005 (unaudited) $'000	2005 52 Weeks from 1 January 2005 to 30 December 2005 (audited) $'000
Net cash from operating activities	(8,997)	43,999	4,941	94,969
Investing activities				
Interest received	1,164	860	488	2,878
Sale (purchase) of treasury deposits	5,000	(20,000)	15,000	10,000
Purchases of property, plant and equipment	(4,313)	(10,674)	(2,428)	(17,250)
Purchases of intangible assets	(964)	(290)	(495)	(1,423)
Acquisition of subsidiaries	-	(1,391)	(16,612)	(64,464)
Net cash from (used in) investing activities	887	(31,495)	(4,047)	(70,259)
Financing activities				
Repayments of obligations under finance leases	(512)	(1,570)	(253)	(3,262)
Proceeds on issue of share capital	733	1,279	408	3,434

Net cash from (used in) financing activities	221	(291)	155	172
Net (decrease) increase in cash and cash equivalents	(7,889)	12,213	1,049	24,882
Cash and cash equivalents at beginning of period	99,386	87,681	75,074	75,074
Effect of foreign exchange rate changes	311	(508)	3	(570)
Cash and cash equivalents at end of period	91,808	99,386	76,126	99,386

Notes

1. Earnings per ordinary share

The calculation of earnings per share is based upon the profit for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

Period	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares
1 January 2005 - 30 December 2005	124,190,594	133,605,176
1 January 2005 - 1 April 2005	122,223,650	132,736,554
1 October 2005 - 30 December 2005	126,904,603	135,014,245
31 December 2005 - 31 March 2006	128,173,649	135,876,275

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options and share awards.

2. CSR's Calendar

CSR operates a thirteen week quarter with 4 weeks (28 days) in the first 2 months and 5 weeks (35 days) in the final month of each quarter. The calculation of DSO therefore compares closing accounts receivable with revenue in the preceding 5 week period.

3. Finance income (costs)

	Q1 2006 Period from 31 December 2005 to 31 March 2006 (unaudited) $'000	Q4 2005 Period from 1 October 2005 to 30 December 2005 (unaudited) $'000	Q1 2005 Period from 1 January 2005 to 1 April 2005 (unaudited) $'000	2005 52 weeks from 1 January 2005 to 30 December 2005 (audited) $'000
Interest expense and similar charges	(40)	(89)	(41)	(213)
Foreign exchange gains (losses)	311	(508)	3	(570)

Finance income (costs)	271	(597)	(38)	(783)

4. Reconciliation of operating profit to net cash from operating activities

	Q1 2006 Period from 31 December 2005 to 31 March 2006 (unaudited) $'000	Q4 2005 Period from 1 October 2005 to 30 December 2005 (unaudited) $'000	Q1 2005 Period from 1 January 2005 to 1 April 2005 (unaudited) $'000	2005 52 weeks from 1 January 2005 to 30 December 2005 (audited) $'000
Operating profit	24,291	38,056	10,274	111,936
Adjustments for:				
Amortisation of intangible assets	1,629	1,623	716	4,817
Depreciation of property, plant and equipment	2,252	2,121	817	4,991
Loss on disposal of property, plant and equipment	-	84	-	87
Share related charge	1,364	1,095	292	2,408
(Decrease) increase in provisions	(421)	5	(768)	104
Operating cash flows before movements in working capital	29,115	42,984	11,331	124,343
(Increase) decrease in inventories	(4,433)	(13,577)	(2,353)	(39,584)
(Increase) in receivables	(11,216)	16,341	(8,111)	(35,553)
(Decrease) increase in payables	(20,783)	2,365	4,223	54,078
Cash generated by operations	(7,317)	48,113	5,090	103,284
Foreign tax	(46)	60	(108)	(131)
Corporation tax paid	(1,594)	(4,085)	-	(7,971)
Interest paid	(40)	(89)	(41)	(213)
Net cash from operating activities	(8,997)	43,999	4,941	94,969

5. Financial information

The financial information contained in this statement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the financial year ended 30 December 2005, upon which the Company's auditors have given a report which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act, are available on

CSR's website at www.csr.com and are in the process of being filed with the Registrar of Companies.

The financial information for the quarters ended 1 April 2005 and 30 December 2005 and 31 March 2006 are unaudited. The financial information is prepared on the basis of accounting policies as stated in the statutory accounts for the financial year ended 30 December 2005. Whilst the financial information included in this statement has been prepared in accordance with International Financial Reporting Standards this announcement does not itself contain sufficient information to comply with IAS 34 "Interim Financial Reporting".

END
QRFBIGDSBUDGGLI

RNS story

REG-CSR PLC Annual General Meeting Released: 02/05/2006

CSR PLC
02 May 2006

2 May 2006

CSR plc
ANNUAL GENERAL MEETING

CSR plc (LSE:CSR), announces the passing of all resolutions proposed at its Annual General Meeting held at Noon on Tuesday 2 May 2006.

The shareholders votes in favour, against and abstentions in respect of each resolution as a proportion of the total votes cast are shown below.

	Ordinary Resolutions	Votes Cast in favour as a percentage of total votes cast	Votes Cast against as a percentage of total votes cast	Abstentions as a percentage of total votes cast
1	To receive the financial statements and the reports of the directors and auditors	99.83	0.17	0
2	To approve the remuneration report for the twelve month period ended 30 December 2005	92.04	2.12	5.84
3	To elect as a director Mr Anthony Carlisle	99.61	0.21	0.18
4	To re-elect as a director Mr John Whybrow	95.29	4.53	0.18
5	To re-elect as a director Mr David Tucker	99.70	0.12	0.18
6	To re-elect as a director Mr Paul Goodridge	99.72	0.10	0.18
7	To re-appoint Deloitte & Touche as auditors and authorise the directors to determine their remuneration	99.18	0.50	0.32
8	To authorise the Company and its subsidiary Cambridge Silicon Radio Limited, to make political donations	98.20	1.61	0.19
9	To grant to the directors authority under S 80 of the Companies Act 1985	92.30	7.52	0.18
	Special Resolutions			
10	To disapply S95 of the Companies Act 1985	98.71	0	1.29
11	To grant to the Company authority to purchase its own shares under S 166 of the Companies Act 1985	99.96	0.04	0

Enquiries

Finance Director/IR Director, CSR plc Brunswick, Fiona Laffan

+ 44 1223 692000 +44 207 404 5959

ENDS

RNS story

REG-CSR PLC Director/PDMR Shareholding Released: 03/05/2006

RNS Number:3318C
CSR PLC
03 May 2006

CSR plc
(the Company)

Directors Dealing

Announcement of the exercise of share options

and sale of ordinary shares in the Company

The Company announces that on Tuesday 2 May 2006, Mr Paul Goodridge exercised share options and separately sold at a price of £14.06 per share, ordinary shares in the Company. The stated holdings of Mr Goodridge after the exercise of options and subsequent sale of shares are as follows.

Director	Share Options Exercised	Ordinary Shares Sold	Remaining shareholding in the Company	Remaining LTIP awards and Options over shares in the Company	Remaining holding of Shares as a percentage of the issued share capital of the Company
Paul Goodridge	53,136	38,136	15,000	322,728	0.01%

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSSSFSADSMSELI

RNS story

REG-CSR PLC Director/PDMR Shareholding Released: 04/05/2006

RNS Number:4711C
CSR PLC
04 May 2006

CSR plc
(the Company)

Dealing by Person Discharging Managerial Responsibility
Announcement of the sale of ordinary shares in the Company

The Company announces that Mr Chris Ladas, Vice President, Manufacturing, on 2 May 2006 sold 75,000 ordinary shares at $25.66 per share in the Company. Mr Ladas' remaining holding in the Company after the sale is shown below.

PDMR	Ordinary Shares Sold	Remaining shareholding in the Company	Remaining holding as a percentage of the issued share capital of the Company
Chris Ladas	75,000	75,000	0.06%

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSSSUFILSMSEEI

RNS story

REG-CSR PLC Director/PDMR Shareholding Released: 09/05/2006

RNS Number:6611C
CSR PLC
09 May 2006

CSR plc
(the Company)

Directors Dealing

Announcement of the sale of ordinary shares in the Company

The Company announces that on Monday 8 May 2006, the directors named in the table below sold ordinary shares in the Company at a price of £14.92 per share. The stated holdings of the directors concerned after sale of shares include those of related parties.

Director	Ordinary Shares Sold	Remaining shareholding in the Company	Remaining LTIP awards and Options over shares in the Company	Remaining holding of Ordinary Shares as a percentage of the issued share capital of the Company
John Whybrow	80,000	40,000	Not applicable	0.03%
James Collier	500,000	1,009,898	706,133	0.78%

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSSSSFFUSMSEDI

RNS story

REG-CSR PLC Director/PDMR Shareholding Released: 15/05/2006

RNS Number:9951C
CSR PLC
15 May 2006

CSR plc
(the Company)

Dealing by Person Discharging Managerial Responsibility

Announcement of the
sale of ordinary shares in the Company

The Company announces that Mr. Eric Janson, Senior Vice President, Sales on 2 May 2006 sold 50,000 ordinary shares at $25.80 per share in the Company. Mr. Janson's holding after the sale includes ordinary shares held by related parties.

PDMR	Ordinary Shares Sold	Remaining shareholding in the Company	Remaining holding as a percentage of the issued share capital of the Company
Eric Janson	50,000	79,548	0.06%

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSSFMFIISMSEII

RNS story

REG-CSR PLC Director/PDMR Shareholding Released: 26/05/2006

RNS Number:6570D
CSR PLC
26 May 2006

26 May 2006

CSR plc
(the Company)

Announcement of the award to Persons Discharging Managerial Responsibility of Share Awards and Share Options in the Company pursuant to the Company's Share Award and Share Option Plans

Following a meeting of the Remuneration Committee of the Company held on Friday, 19 May 2006, approving the award of shares and share options to be effective Thursday 25 May 2006, invitations have been issued to the following Persons Discharging Managerial Responsibility (PDMR's) to accept awards of shares and share options, pursuant respectively to the rules of the CSR Share Award Plan and the CSR plc Share Option Plan. In each case the vesting of awards is subject to a three year retention period and the fulfilment of performance conditions.

PDMR	Share Options Awarded	Option Price (£)	Nil Cost Share Awards	Awards Market Value (£)
Jon Hudson	11,000	12.41	6,000	74,460
Eric Janson	11,000	12.41	6,000	74,460
Chris Ladas	11,000	12.41	6,000	74,460
Richard Ord	11,000	12.41	6,000	74,460
Matthew Phillips	11,000	12.41	6,000	74,460

END
RDSSEMFFMSMSEDI

RNS story

REG-CSR PLC Award of Shares and Options Released: 02/06/2006

RNS Number:9621D
CSR PLC
02 June 2006

2 June 2006

CSR plc
(the Company)

Announcement of the award to Mr John Scarisbrick, CEO,
of ordinary shares and share options in the Company
pursuant to the Company's Share Award and Share Option Plans

Pursuant to the terms of the service agreement between Mr Scarisbrick and the Company previously announced in December 2005, effective 1 June 2006, the Company made the third of four quarterly awards of share awards and share options to Mr Scarisbrick pursuant to the terms respectively of the CSR Share Award Plan and CSR plc Share Option Plan. In each case, the vesting of his entitlements under these awards is subject to a three year retention period and the fulfilment of performance conditions. The awards are summarised in the table below.

Director	Share Options Awarded under the CSR Share Option Plan	Option Price	Nil Cost Share Awards under the CSR Share Award Plan	Share Awards Market Value
John Scarisbrick	27,098	£13.79	13,549	£186,840.71

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSILFIIRFIFIIR

RNS story

REG-CSR PLC Holding(s) in Company Released: 06/06/2006

RNS Number:1247E
CSR PLC
06 June 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Credit Suisse and its subsidiaries.

4,764,248 ordinary shares (3.67%)

Part of this holding includes ordinary shares which have been transferred to a third party on terms giving Credit Suisse or its subsidiaries the right to require the return of an equivalent number of shares under stock lending arrangements

END
HOLUUUAWQUPQGPQ

RNS story

REG-CSR PLC Holding(s) in Company Released: 12/06/2006

RNS Number:4185E
CSR PLC
12 June 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification pursuant to Section 198 of the Companies Act 1985 from a discretionary investment manager that manages assets of various registered shareholders. The discretionary investment manager has advised that the shares held by the registered shareholders in the Company are as follows:

Wellington Management Company LLP,
acting as a discretionary investment manager
on behalf of various separate accounts,
holds in the aggregate

6,159,300 ordinary shares (4.74%)

Ends

END
HOLGUUCGQUPQGPP

RNS story

REG-CSR PLC Holding(s) in Company Released: 14/06/2006

RNS Number:5506E
CSR PLC
14 June 2006

CSR plc

Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL)
(including direct and indirect subsidiaries)
and FMR Corp (including direct and indirect subsidiaries)
both being non-beneficial holders

17,842,924 ordinary shares (13.74%)

Ends

END
HOLGUUBUQUPQGUC

RNS story

REG-CSR PLC Holding(s) in Company Released: 16/06/2006

RNS Number:6993E
CSR PLC
16 June 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification pursuant to Section 198 of the Companies Act 1985 from a discretionary investment manager that manages assets of various registered shareholders. The discretionary investment manager has advised that the shares held by the registered shareholders in the Company are as follows:

Wellington Management Company LLP,
acting as a discretionary investment manager
on behalf of various separate accounts,
holds in the aggregate

6,673,544 ordinary shares (5.13%)

Ends

END
HOLGUUWCQUPQUBQ

RNS story

REG-CSR PLC Holding(s) in Company Released: 22/06/2006

RNS Number:9769E
CSR PLC
22 June 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification pursuant to Section 198 of the Companies Act 1985 from a discretionary investment manager that manages assets of various registered shareholders. The discretionary investment manager has advised that the shares held by the registered shareholders in the Company are as follows:

Wellington Management Company LLP,
acting as a discretionary investment manager
on behalf of various separate accounts, holds in the aggregate

6,253,744 ordinary shares (4.81%)

Ends

END
HOLPUUACQUPQGQG

RNS story

REG-CSR PLC Holding(s) in Company Released: 27/06/2006

RNS Number:2121F
CSR PLC
27 June 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification pursuant to Section 198 of the Companies Act 1985 from a discretionary investment manager that manages assets of various registered shareholders. The discretionary investment manager has advised that the shares held by the registered shareholders in the Company are as follows:

Wellington Management Company LLP,
acting as a discretionary investment manager
on behalf of various separate accounts, holds in the aggregate

5,123,744 ordinary shares (3.94%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLPUUGAQUPQGUM

RNS story

REG-CSR PLC Q2 Results: Announcement Date Released: 28/06/2006

RNS Number:2904F
CSR PLC
28 June 2006

CSR plc

Announcement of Q2 Financial Results

For the three months ended 30 June 2006

CSR plc advises that the announcement of its Q2 results for the three months ended 30 June 2006 will take place on Wednesday 26 July 2006.

Enquiries:

Paul Goodridge Finance Director, CSR plc	Andrew Farmer IR Director, CSR plc	Fiona Laffan/Tom Buchanan Brunswick
+44 1223 692 000	+44 1223 692 000	+44 207 404 5959

END
NORBBGDLDBDGGLI

82-34982

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED

2006 AUG -7 A 9:40

Return of Allotment of Shares

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	16	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	350		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£2.385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A41
COMPANIES HOUSE 27/06/2006

charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotment consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 350
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 350

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 26 June 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CEREX UNIT 400 CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1039 OPD Tel: 01903 833573

DX number DX exchange

82-34982

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
15	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	97,770	97,770	
Nominal value of each share	0.1p	0.1p	
Amount (if any) paid or due on each share *(including any share premium)*	£0.0033	£0.0537	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Pershing Keen Nominees Limited Desig: LDCLT Part ID 160 Address: Capstan House, One Clove Crescent, East India Dock London UK Postcode: E14 2BH	Ordinary	195,540
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		
Name: Address: UK Postcode:	TOTAL	195,540

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A Tucci **Date** 16 June 06

A ~~director / secretary /~~ administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH.

ESP-EXEC/AL/E9282 Tel: 01903 833250

DX number DX exchange

82-34982

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	06	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,350	1,590	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 2,940
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,940

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 15 JUN 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSEPK UNIT 400 CAMBRIDGE SCIENCE PARK
MILTON ROAD CAMBRIDGE, CB4 0WH

ESP-EXEC/E1032 OPD Tel: 01903 833573

DX number DX exchange

82-34982

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	12	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	40		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.20		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name L R Nominees Limited A/C NOMINEE Part ID 160 Address Lloyds TSB Registrars, Custody Dept, Princess House, 1 Suffolk Lane, London UK Postcode EC4R 0AN	Class of shares allotted Ordinary	Number allotted 40
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **40**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 12 JUNE 06

A director / secretary / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/AL/9189 Tel: 01903 833250

DX number DX exchange

82-34982

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

RECEIVED
2006 AUG -7 A 9:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	05	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,454		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

C [redacted] COMPANIES HOUSE 330 14/06/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
for companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway	Ordinary	1,454
Worthing		
West Sussex UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	1,454
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 12 JUNE 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSIPK, UNIT 4CC, CAMBRIDGE SCIENCE PARK, MILTON ROAD CAMBRIDGE, CB4 0WA

ESP-EXEC/E1028 OPD Tel: 01903 833573

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED
2006 AUG -7 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	02	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,000	38,717	500
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£1.010000	£2.385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

A44
COMPANIES HOUSE 13/06/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Ordinary	45,217
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	45,217

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 12 JUNE 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1020/OPD Tel: 01903 833573

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,120	1,540	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.0100000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

COMPANIES HOUSE 369 10/06/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 3,660
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 3,660

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOCKY **Date** 9 JUNE 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD CAMBRIDGE, CB4 OWH

ESP-EXEC/E1014/OPD Tel: 01903 833573

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From			To		
Day	Month	Year	Day	Month	Year
30	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,600		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£0.5033330		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE 09/06/2006

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 4,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 4,600

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOCM **Date** 7 JUNE 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1001/OPD Tel: 01903 833573

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	26	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£0.5033330		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,000

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A. Terry **Date** 7 JUNE 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E993/OPD Tel: 01903 833573

DX number DX exchange

82-34982

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	31	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,040		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£2.385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 4,040
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 4,040

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A Tocki **Date** 7 JUNE 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1008/OPD Tel: 01903 833573
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	22	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	14,000	80	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

COMPANIES HOUSE 01/06/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 14,080
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 14,080

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A Tocci **Date** 31 MAY 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E971/OPD Tel: 01903 833573

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED
2006 AUG -7 A 9:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	16	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	775		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£2.3850000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

A40 134
COMPANIES HOUSE 25/05/2006

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 775
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 775

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A. Tocky **Date** 23 MAY 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E945/OPD Tel: 01903 833573
DX number DX exchange

82-34962

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	15	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	300		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.0100000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

C

A45 COMPANIES HOUSE 25/05/2006

charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 300
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 300

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A JOCEY **Date** 23 MAY 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD CAMBRIDGE, CB4 0WH
ESP-EXEC/E941/OPD Tel: 01903 833573
DX number *DX exchange*

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

CHFPO83

88(2)

RECEIVED

2006 AUG -7 A 9:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
02	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	15,000	38,136	
Nominal value of each share	0.1p	0.1p	
Amount (if any) paid or due on each share *(including any share premium)*	£1.01	£2.385	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE 25/05/2006

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited A/C – SAD / Part ID 142CN Address: 20 Moorgate London UK Postcode: EC2R 6DA	Class of shares allotted Ordinary	Number allotted 53,136
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **53,136**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ATTEY **Date** 23 MAY 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/NE/8406 Tel: 01903 833208
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share:

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	12	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,500	1,600	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.025000	£2.3850000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

COMPANIES HOUSE 23/05/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235** ***Edinburgh***
For companies registered in Scotland

Shareholder details		**Shares and share class allotted**	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV		Class of shares allotted	Number allotted
Address The Causeway		Ordinary	4,100
Worthing			
West Sussex	UK Postcode BN99 6DA		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address		TOTAL	4,100
	UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TCCCY **Date** 22 MAY 06

~~A director / secretary~~ / administrator / ad~~ministrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH.

ESP-EXEC/E936/OPD Tel: 01903 833573

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	11	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,000	4,224	1,440
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£1.010000	£2.385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE 20/05/2006

Shareholder details	Shares and share clas	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 6,664
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 6,664

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A Tucci **Date** 19 MAY 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E927/OPD Tel: 01903 833573

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	09	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,900		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

COMPANIES HOUSE 20/05/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,900
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,900

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A. TOKEY **Date** 19 MAY 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E913/OPD Tel: 01903 833573

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED

2006 AUG -7 A 9:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	08	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	642	350	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.025000	£2.3850000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE 347 20/05/2006

Shareholder details	Shares and share clas	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 992
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **992**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A Tocky **Date** 19 MAY 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E901/OPD Tel: 01903 833573
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,000	12,600	2,460
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.053667	£0.503333	£1.010000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share cla	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 17,060
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **17,060**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOCKY **Date** 19 MAY 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E901/OPD Tel: 01903 833573

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED
2006 AUG -7 A 9:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	05	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,999	5,100	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£0.5033330	£1.010000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ ***DX 33050 Cardiff***
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 9,099
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 9,099

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOCKY **Date** 15 MAY 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE

ESP-EXEC/E894/OPD Tel: 01903 833573

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	02	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	400	10,650	6,374
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.053667	£0.503333	£1.025000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 17,424
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **17,424**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A Dockey **Date** 15 MAY 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E873/OPD Tel: 01903 833573
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
02	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,520		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£2.385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 5,520
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **5,520**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A TOCKEY **Date** 15 MAY 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E873/OPD Tel: 01903 833573

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	02	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	36,420	36,420	30,000
Nominal value of each share	0.1p	0.1p	0.1p
Amount (if any) paid or due on each share *(including any share premium)*	£0.0033	£0.0537	£0.5033

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Part ID:-601 Desig:- LDCLT	Class of shares allotted	Number allotted
Address Capstan House, One Clove Crescent, East India Dock, London	Ordinary	102,840
UK Postcode E14 2BH		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**102,840**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A. Tocku **Date** 8 MAY 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/AL/8396 Tel: 01903 833250

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	25	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,040	11,440	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

COMPANIES HOUSE 09/05/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 13,480
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 13,480

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOCKY **Date** 8 MAY 06

A ~~director~~ / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E836/OPD Tel: 01903 833573
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED
2006 AUG -7 A 9:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	300		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A21
COMPANIES HOUSE 09/05/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 300
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 300

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A. Dicky **Date** 8 MAY 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E828/OPD Tel: 01903 833573
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED

2006 AUG -7 A 9:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	44,850	89,000	120,000
Nominal value of each share	0.1p	0.1p	0.1p
Amount (if any) paid or due on each share *(including any share premium)*	£.00100	£3.21	£2.00

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE 106 05/05/2006

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Part ID 601 Desig 601 Address Capstan House, One Clove Crescent East India Dock, LONDON UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 253,850
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 253,850

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A Tocci **Date** 4 MAY 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD CAMBRIDGE, CB4 OWH.

ESP-EXEC/LM/8419 Tel: 01903 833004

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
02	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	415,792		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.1563		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Part ID: 160 Desig: PERNY Address Capstan House. One Clove Crescent. East India Dock. London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 415,792
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **415,792**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [illegible] **Date** 4 MAY 2006

A director / secretary / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD CAMBRIDGE, CB4 0WH

ESP-EXEC/AL/8417 Tel: 01903 833250

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	20	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,024		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1.0100000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A36 COMPANIES HOUSE 173 29/04/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,024
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,024

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOCCU **Date** 28 APRIL 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E799/OPD Tel: 01903 833573

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED

2006 AUG -7 A 9:21

Return of Allotment of Shares

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,000	200	
Nominal value of each share	0.01p	0.01p	
Amount (if any) paid or due on each share *(including any share premium)*	£1.025000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A36 *AHGLUEZE* 174
COMPANIES HOUSE 29/04/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 2,200
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,200

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A Tucci **Date** 28 APRIL 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E791/OPD Tel: 01903 833573

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED

2006 AUG -7 A 9:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	13	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,703	6,000	
Nominal value of each share	0.01p	0.01p	
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£1.025000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

COMPANIES HOUSE 219 27/04/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 9,703
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 9,703

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A Tocku **Date** 26 APRIL 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E777/OPD Tel: 01903 833573
DX number DX exchange

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 04817346

Company Name in full CSR plc

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 21 Month 04 Year 2006

Name *Style / Title: Mr *Honours etc:

Forename(s): Paul Garnet George

Surname: Goodridge

† Date of Birth — Day 07 Month 03 Year 1965

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: 16 Woollards Lane

Post town: Gt Shelford

County / Region: Cambridgeshire Postcode: CB2 5LZ

Country: United Kingdom

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 24/04/06

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Tel 01223 692447

DX number DX exchange

[redacted]

A30 COMPANIES HOUSE 442 25/04/2006

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form 10/03

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,169	1,580	
Nominal value of each share	0.01p	0.01p	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A35 427
COMPANIES HOUSE 25/04/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 2,749
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,749

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TCCM **Date** 24 APRIL 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E751/OPD Tel: 01903 833250

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED
2006 AUG -7 A 9:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
12	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,820		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2.385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

COMPANIES HOUSE 25/04/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,820
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,820

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A [illegible] **Date** 24 APRIL 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E761/OPD Tel: 01903 833573

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,250	7,720	
Nominal value of each share	0.1p	0.1p	
Amount (if any) paid or due on each share *(including any share premium)*	£1.0100000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A30 *AYOAAEYS* 510
COMPANIES HOUSE 28/04/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name L R Nominees Limited A/C NOMINEE Part ID 160 Address Lloyds TSB Registrars. Custody Dept. Princess House, 1 Suffolk Lane. London UK Postcode EC4R 0AN	Class of shares allotted Ordinary	Number allotted 12,970
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **12,970**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 21 APRIL 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/AL/8207 Tel: 01903 833017

DX number DX exchange

82-34982

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC
	Page 1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,800		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	15.63p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Iain Campbell Address The End House, 34 Quarry Lane, Swaffham Bulbeck, Cambridge UK Postcode CB5 0LU	Class of shares allotted Ordinary	Number allotted 7,800
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **7,800**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed A. Tckw **Date** 20 April 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE CB4 0WH
ESP-EXEC/ELA/7958 Tel: 01903 833208
DX number DX exchange

Companies House
— for the record —

Bulk List. 002730/30

Company Name
CSR PLC ✓

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them th[rough] and write the correct details in the "Amended details" column.
> Please use black pen and write in ca[pitals]

Company Type
Public Limited Company

Company Number
4187346 ✓

Information extracted from Companies House records on
11th March 2006

COMPANIES HOUSE 27/04/2006
A06 *A5DUHERB* 377
COMPANIES HOUSE 21/04/2006

Section 1: Company details

Ref: 4187346/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Unit 400 Cambridge Science Park Milton Road Cambridge Cambridgeshire CB4 0WH**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held The Causeway Worthing West Sussex BN99 6DA**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	***Not Applicable***	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code — Description 7415 — Holding companies incl head offices**	**SIC CODE — Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

RECEIVED
2006 -7 A 9:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Brett Nicholas GLADDEN ACIS **Address** 4 Garden Close Great Barton Bury St Edmunds Suffolk IP31 2SY	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Brett Nicholas GLADDEN ACIS ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Anthony Edwin Charles Glen CARLISLE **Address** The Bank 18 Sekford Street London EC1R 0HL **Date of birth** 10/03/1947 **Nationality** British **Occupation** Director	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address THE BANK EIGHTEEN AND ONE HALF, SEKFORDE STREET, LONDON __________ UK Postcode E C 1 R 0 H L Date of birth _ _ / _ _ / _ _ _ _ Nationality __________ Occupation __________ Date of change _ _ / _ _ / _ _ _ _ Date Anthony Edwin Charles Glen CARLISLE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **James Digby Yarlet COLLIER**	Name __________
	Address **Church Farm Chettisham** **Ely** **Cambridgeshire** **CB6 1SB**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________
Particulars of a new Director must be notified on form 288a.	**Date of birth** 21/12/1958 **Nationality** British **Occupation** ~~Engineering Manager~~	UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality __________ Occupation CHIEF TECHNICAL OFFICER Date of change _ _ / _ _ / _ _ _ _ Date James Digby Yarlet COLLIER ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Glenn COLLINSON**	Name __________
	Address **56 High Street** **Chippenham** **Ely** **Cambridgeshire** **CB7 5PP**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________
Particulars of a new Director must be notified on form 288a.	**Date of birth** 23/06/1963 **Nationality** British **Occupation** ~~Electronics Engineer~~	UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality [illegible] Occupation SALES DIRECTOR Date of change _ _ / _ _ / _ _ _ _ Date Glenn COLLINSON ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Paul Garnet George GOODRIDGE**	Name ______
	Address **31 Tannery Road** **Sawston** **Cambridgeshire** **CB2 4UW**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______
	Date of birth **07/03/1965**	UK Postcode _ _ _ _ _ _ _
Particulars of a new Director must be notified on form 288a.	**Nationality** **British**	Date of birth _ _ / _ _ / _ _ _ _
	Occupation **Chartered Accountant**	Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Paul Garnet George GOODRIDGE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **John Robert Stewart HODGSON**	Name ______
	Address **2709 Lookout Drive** **5201 Garland** **Texas 75044** **Usa**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______
	Date of birth **22/07/1943**	UK Postcode _ _ _ _ _ _ _
Particulars of a new Director must be notified on form 288a.	**Nationality** **British Usa**	Date of birth _ _ / _ _ / _ _ _ _
	Occupation **Chief Executive Officer**	Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date John Robert Stewart HODGSON ceased to be director (if applicable) 28 / 02 / 2006 DONE 2xx AND FILED.

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Ronald William MACKINTOSH	Name ______
	Address Redens Lodsworth Petworth West Sussex GU28 9DR	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______
Particulars of a new Director must be notified on form 288a.	**Date of birth** 05/11/1948 **Nationality** British ***Occupation*** *Director*	UK Postcode __ __ __ __ __ __ __ Date of birth __ __ / __ __ / __ __ __ __ Nationality ______ Occupation ______ Date of change __ __ / __ __ / __ __ __ __ Date Ronald William MACKINTOSH ceased to be director (if applicable) __ __ / __ __ / __ __ __ __
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** John Colbert SCARISBRICK MIEEE	Name ______
	Address Ouse Manor Sharnbrook Bedfordshire MK44 1PG	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______
Particulars of a new Director must be notified on form 288a.	**Date of birth** 25/11/1952 **Nationality** British **Occupation** ~~Retired &~~ Co Dir	UK Postcode __ __ __ __ __ __ __ Date of birth __ __ / __ __ / __ __ __ __ Nationality ______ Occupation COMPANY DIRECTOR Date of change __ __ / __ __ / __ __ __ __ Date John Colbert SCARISBRICK MIEEE ceased to be director (if applicable) __ __ / __ __ / __ __ __ __

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** David Lambert TUCKER **Address** Weir Cottage Moorhall Road Harefield Uxbridge Middlesex UB9 6PB **Date of birth** 28/12/1939 **Nationality** British **Occupation** Chartered Accountant	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date David Lambert TUCKER ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** John William WHYBROW **Address** Hill House Clapgate Lane Slinfold Horsham West Sussex RH13 0QU **Date of birth** 11/03/1947 **Nationality** British **Occupation** Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date John William WHYBROW ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY NOMINAL VALUE 0·1p	128,459,082	£128,459

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 128,459,082

Aggregate Nominal Value of issued shares: £128,459

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- [ ] There were no changes during the period
- [x] A list of changes is enclosed
- [x] A full list of members is enclosed

The last full list of members was received on: 26/03/2005

> **REMEMBER:**
> ***Changes*** *to shareholder particulars or details of shares transferred to be* ***completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode	SEE SEPARATE REGISTER ON DISK		
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		

Company Number - 4187346

Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (~~Director~~ / Secretary)

Date 19 / 04 / 2006

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***26/3/2006*** ✓

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **26th March 2007** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name B.N. GLADDEN

Telephone number *inc code* 01223 692198

Address UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON RD, CAMBRIDGE

DX number *if applicable*

DX exchange

Postcode CB4 0WH

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED
2006 AUG -7 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	07	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,850		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£0.1563330		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 2,850
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,850

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [illegible] **Date** [illegible] April 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

[illegible] Unit 400 Cambridge Science Park

Milton Road Cambridge CB4 [illegible]

ESP-EXEC/E?43 OPD Tel: 01903 83[illegible]

DX number DX exchange

FORM ML8
CDROM/FICHE

A

BULK LIST OF SHAREHOLDERS OR MEMBERS FOR COMPANY NUMBER – 4187346

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN. THE LIST IS AVAILABLE ON MICROFICHE. TO OBTAIN A COPY ON MICROFICHE OR PAPER:

COMPANIES HOUSE DIRECT CUSTOMERS PHONE – 08457 573991

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